October 21, 2022

Via Edgar

Heather Clarke

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Iconic Brands, Inc. Form 10-K for the Year Ended December 31, 2021 Filed June 15, 2022 File No. 000-531162

Dear Ms. Clarke,

Iconic Brands, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated October 7, 2022 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.  As our counsel discussed with you over the phone on October 21, 2022, we hereby submit this written extension request. We expect to respond to the Comment Letter on or before November 4, 2022.

Please feel free to contact me at davidallencpa@spcglobal.net or Eric M. Hellige, Esq. at ehellige@pryorcashman.com, 212-326-0846, if you have any further comments or questions in this regard.

Sincerely,

/s/ David Allen
David Allen
Chief Financial Officer